Pricing Term Sheet	Filed Pursuant to Rule 433
May 6, 2026	Registration Statement No. 333-281147

Pricing Term Sheet

SLM Corporation

$500,000,000 6.495% Fixed-to-Floating Rate Senior Notes due 2032

Issuer:	SLM Corporation

State of Incorporation:	Delaware

Aggregate Principal Amount:	$500,000,000

Maturity Date:	May 15, 2032

Title of Securities:	6.495% Fixed-to-Floating Rate Senior Notes due 2032

Price to Public (Issue Price):	100.000% of principal amount

Fixed Rate Coupon (Interest Rate):	6.495%

Fixed Rate Period	From, and including, May 15, 2026 to, but excluding, May 15, 2031

Fixed Interest Payment Dates:	May 15 and November 15, commencing November 15, 2026 and ending on May 15, 2031

Fixed Interest Day Count Convention:	30/360

Floating Interest Rate	Compounded SOFR, determined as set forth under “Description of the Notes—Interest—Floating Rate Period” in the preliminary prospectus supplement dated May 6, 2026 (the “Preliminary Prospectus Supplement”), + 271 basis points

Floating Rate Period	From, and including, May 15, 2031, to, but excluding, May 15, 2032

Floating Interest Payment Dates:	August 15, 2031, November 15, 2031, February 15, 2032 and May 15, 2032

Floating Interest Day Count Convention:	Actual/360

Yield to Maturity:	6.495%

Spread to Benchmark Treasury:	+ 250 basis points

Benchmark Treasury:	3.875% UST due April 30, 2031

Benchmark Treasury Yield:	3.995%

Optional Redemption:

The Notes will be redeemable at the Issuer’s option, in whole or in part, at any time and from time to time prior to May 15, 2031 (the date that is one year prior to the maturity date) (the “First Par Call Date”), at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of:

•

100% of the aggregate principal amount of the notes to be redeemed; and

•

(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the First Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 40 basis points less (b) interest accrued to the date of redemption, plus, in either case, accrued and unpaid interest thereon to the redemption date.

In addition, the Issuer may, at its option, redeem the Notes (i) in whole but not in part on the First Par Call Date or (ii) in whole or in part, at any time and from time to time, on or after April 15, 2032 (the date that is one month prior to the maturity date), in each case at a redemption price equal to 100% of the aggregate principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

Trade Date:	May 6, 2026

Settlement Date:	May 15, 2026 (T+7)

CUSIP / ISIN:	78442PGG5 / US78442PGG54

Denomination:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	J.P. Morgan Securities LLC and Barclays Capital Inc.

Co-Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Format:	SEC Registered

Anticipated Ratings*:	Moody’s: Ba1 (negative outlook); S&P: BB+ (stable outlook); Fitch: BB+ (stable outlook)

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

SLM Corporation (the “Company”) has filed a registration statement (including a base prospectus and the Preliminary Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying base prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and Preliminary Prospectus Supplement if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533 or by calling Barclays Capital Inc. at 1-888-603-5847.

This pricing term sheet supplements, and should be read in conjunction with, the Company’s Preliminary Prospectus Supplement and accompanying prospectus dated July 31, 2024 and the documents incorporated by reference therein.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.